Exhibit 99.E

DIVIDEND REINVESTMENT PLAN

Introduction

This Dividend Reinvestment Plan (“Plan”) for Weiss Strategic Interval Fund (the “Fund”) provides that a holder (“Shareholder”) of the Fund’s shares of beneficial interest (each, a “Share” and collectively, “Shares”) will be automatically enrolled in the Plan (each, a “Participant” and collectively, “Participants”). All dividends and/or distributions on such Shareholder’s Shares will be automatically reinvested by [State Street Bank] (“Dividend Disbursing Agent”), as agent for Shareholders in administering the Plan, in additional Shares, as set forth below, unless the Shareholder elects to receive cash (i.e., “opt-out”). A Shareholder whose Shares are held in the name of a nominee must contact the nominee regarding its status under the Plan, including whether such nominee will participate on such Shareholder’s behalf. A Shareholder is free to change this election and opt out of the Plan at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45-day period.

Plan Details

1.  The Dividend Disbursing Agent will open an account for each holder of Shares under the Plan in the same name in which such holder’s other Shares are held. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Shares. The Shares will be acquired by the Dividend Disbursing Agent for the Participants’ accounts through receipt of additional unissued but authorized Shares from the Fund (“Newly Issued Shares”). Participants may elect to reinvest both dividends and capital gain distributions; receive dividends in cash and reinvest capital gain distributions; or receive both dividends and capital gain distributions in cash.

2.  Newly Issued Shares will be issued at their net asset value (“NAV”) determined on the next valuation date following the ex-dividend date, which is the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend. It is contemplated that the Fund will pay dividends at least annually.

3.  The Dividend Disbursing Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares acquired through Dividends in the account of each Participant will be held by the Dividend Disbursing Agent on behalf of the Participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Dividend Disbursing Agent will forward all proxy solicitation materials to Participants and vote proxies for shares held under the Plan in accordance with the instructions of the Participants.

4.  In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Dividend Disbursing Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5.  There will be no charges with respect to Shares issued directly by the Fund. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

6.  The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

7.  All correspondence or questions concerning the Plan should be directed to the Dividend Disbursing Agent, [ ], by telephone, [ ], or in writing to [ ].

8.  The terms and conditions of this Plan shall be governed by the laws of the State of Delaware.

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